Exhibit 99.1

B.O.S. Better Online Solutions Reports Financial Results for the fourth quarter and fiscal year ended
December 31, 2013

Fourth quarter of year 2013: 78% growth in consolidated EBITDA. Breakeven in 2013 as opposed to net loss of $549,000 in 2012

RISHON LEZION, Israel, April 14, 2014 (GLOBE NEWSWIRE) - B.O.S Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), Israeli provider of RFID and supply chain solutions to global enterprises, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2013.

Highlights for the fourth quarter of year 2013:

•
Consolidated revenues grew by 14.6% to $7.1 million from $6.2 million in the comparable quarter last year. RFID and Mobile solution revenues grew by 40% to $3.3 million from $2.3 million in the comparable quarter last year.

•	Net profit amounted to $43,000 (including tax expenses of $15,000) as compared to $37,000 (including a tax benefit of $224,000) in the comparable quarter last year.

•	Net profit on NON GAAP basis amounted to $135,000 (including tax expenses of $15,000) as compared to $347,000 (including a tax benefit of $224,000) in the comparable quarter last year.

•	EBITDA grew by 78% to $343,000 as compared to $193,000 in year 2012.

Highlights for year 2013:

•	Consolidated revenues grew by 5.7% to $25.9 million from $24.5 million in year 2012.
RFID and Mobile solution revenues grew by 17.5% to $10.5 million as compared to $8.9 million in year 2012.

•	Net loss was reduced to break even (including $13,000 tax expenses) as compared to a net loss of $549,000 (including a $187,000 tax benefit) in year 2012.

•	Net profit on NON GAAP basis amounted to $536,000 (including $13,000 tax expenses) as compared to $287,000 (including a $187,000 tax benefit) in year 2012.

•	EBITDA grew by 73% to $1.2 million as compared to $665,000 in year 2012.

Liquidity and loans

Cash and cash equivalents and long term bank deposits amounted to $1.5 million as of December 31, 2013. The trend of reduction in loans has continued and by December 31, 2013 our loans were reduced to $7.5 million, from $8.4 million as of December 31, 2012. We expect a further reduction in our loans in year 2014.

Edouard Cukierman, Chairman of the Board, stated, "We are very pleased with these results, which reflect a continuing improvement in the Company’s performance and financial position. We expect these positive trends to continue in 2014."

Yuval Viner, BOS CEO, stated: "We are satisfied with the progress we made in year 2013 and we are very pleased with the growth of the RFID and Mobile solution division. Yet, we have to improve the financial performance of the Supply Chain division. We anticipate that we will end year 2014 with a net profit on a non-GAAP basis."

Conference Call

BOS will host a conference call on Wednesday, April 16, 2014 at 10 a.m. EDT - 5:00 p.m. Israel Time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing + 972-3-9180644, approximately five to ten minutes before the call start time.

For those unable to listen to the live call, a replay of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq: BOSC - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2013	2012	2013	2012
	(Audited)		(Unaudited)

Revenues	$25,903	$24,503	$7,056	$6,154
Cost of revenues	20,751	19,050	5,600	4,751
Inventory write offs	121	385	(17)	144
Gross profit	5,031	5,068	1,473	1,259

Operating costs and expenses:
Research and development	-	125	-	11
Sales and marketing	2,924	3,058	793	708
General and administrative	1,523	1,693	488	477
Total operating costs and expenses	4,447	4,876	1,281	1,196

Operating profit	584	192	192	63
Financial expenses, net	(549)	(781)	(134)	(182)
Other expenses, net	(22)	(147)	-	(68)
Profit (loss) before taxes on income	13	(736)	58	(187)
Tax benefit (expenses)	(13)	187	(15)	224
Net profit (loss)	$-	$(549)	$43	$37

Basic and diluted net profit (loss) per share	$-	$(0.49)	$0.04	$0.03

Weighted average number of shares used in computing basic net earnings per share	1,171,657	1,117,876	1,200,849	1,118,075
Weighted average number of shares used in computing diluted net earnings per share	1,171,657	1,117,876	1,216,979	1,118,075

CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except per share amounts)

	December 31, 2013	December 31, 2012
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,005	$354
Trade receivables	8,137	8,007
Other accounts receivable and prepaid expenses	819	616
Inventories	3,718	3,160

Total current assets	13,679	12,137

LONG-TERM ASSETS:
Severance pay fund	26	21
Restricted Bank deposits	486	438
Other assets	9	11

Total long-term assets	521	470

PROPERTY, PLANT AND EQUIPMENT, NET	689	963

OTHER INTANGIBLE ASSETS, NET	176	357

GOODWILL	4,122	4,122

Total assets	$19,187	$18,049

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2013	December 31, 2012
	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans	$5,426	$5,959
Current maturities of long term loans	498	424
Trade payables	6,232	4,915
Employees and payroll accruals	433	408
Deferred revenues	639	467
Current maturities of liability related to the Dimex acquisition	428	136
Accrued expenses and other liabilities	523	567

Total current liabilities	14,179	12,876

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	781	1,188
Accrued severance pay	159	119
Liability in related to the Dimex acquisition, net of current maturities	365	710

Total long-term liabilities	1,305	2,017

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	26,178	23,374
Additional paid-in capital	48,634	50,891
Accumulated other comprehensive profit	(243)	(243)
Accumulated deficit	(70,866)	(70,866)

Total shareholders' equity	3,703	3,156

Total liabilities and shareholders' equity	$19,187	$18,049

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Three months ended December 31,
	2013				2012
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$7,056	$-		$7,056	$6,154
Gross profit	1,473	(17	)a	1,456	1,403

Operating costs and expenses:
Sales and marketing	793	(46	)b	747	673
General and administrative	488	(63	)c	425	424
Total operating costs and expenses	1,281	(109)		1,172	1,097

Operating profit	192	92		284	306
Financial expenses, net	(134)	-		(134)	(183)
Profit before taxes on income	58	92		150	123
Tax benefit (expenses)	(15)	-		(15)	224
Net profit	$43	$92		$135	$347

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets.
c - Stock based compensation.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Year ended December 31,
	2013				2012
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$25,903	-		$25,903	$24,503
Gross profit	5,031	121	a	5,152	5,453

Operating costs and expenses:
Research and development, net	-	-		-	125
Sales and marketing	2,924	(182	)b	2,742	2,875
General and administrative	1,523	(211	)c	1,312	1,593
Total operating costs and expenses	4,447	(393)		4,054	4,593

Operating profit	584	514		1,098	860
Financial expenses, net	(549)	-		(549)	(760)
Other expenses, net	(22)	22	d	-	-
Profit before taxes on income	13	536		549	100
Tax benefit (expenses)	(13)	-		(13)	187
Net income	$0	$536		$536	$287

Notes to the reconciliation:
a – Write off of slow moving inventory
b - Amortization of intangible assets.
c - Stock based compensation.
d –Property write off.

CONDENSED CONSOLIDATED EBITDA

 (U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2013	2012	2013	2012

Operating Profit	$584	$192	$192	$63
Add:
Amortization of intangible assets	182	183	46	46
Stock based compensation	211	107	63	60
Depreciation	173	183	42	24
EBITDA	$1,150	$665	$343	$193

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Year ended December 31, 2013				Three months ended December 31, 2013

Revenues	$10,451	$15,496	$(44)	$25,903	$3,272	$3,785	$(1)	$7,056

Gross profit	$2,882	$2,149	$-	$5,031	$889	$584	$-	$1,473

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Year ended December 31, 2012				Three months ended December 31, 2012

Revenues	$8,894	$15,915	$(306)	$24,503	$2,343	$3,899	$(88)	$6,154

Gross profit	$2,358	$2,710	$-	$5,068	$567	$692	$-	$1,259